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As filed with the Securities and Exchange Commission on March 24, 2005	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT

Under
THE SECURITIES ACT OF 1933

CLICK COMMERCE, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code Number)	36-4088644 (I.R.S. Employer Identification No.)

200 East Randolph Drive, 52nd Floor
Chicago, Illinois 60601
(312) 482-9006

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Justin Dearborn
Click Commerce, Inc.
200 East Randolph Drive, 52nd Floor
Chicago, Illinois 60601
(312) 482-9006

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to
Kyle C. Badger
McDermott Will & Emery LLP
227 W. Monroe Street
Chicago, IL 60606
(312) 372-2000

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock	1,635,587(2)	$13.48	$22,047,712.76	$2,595.02

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, and based on the average of the high and low prices of the common stock on March 23, 2005 as reported on the NASDAQ National Market.

(2)
Amount reflects 1,405,780 shares of common stock that were issued pursuant to the Agreement and Plan of Merger by and among Click Commerce, Inc., Optum, Inc., OPT Acquisition Inc. and David Simbari as Representative, dated February 7, 2005, and 229,807 shares of common stock that were issued pursuant to the Asset Purchase Agreement between CWV Acquisition Corp. and ChannelWave, Inc., dated February 2, 2005.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 24, 2005.

1,635,587 Shares

Common Stock

        The selling stockholders identified in this prospectus may offer from time to time up to 1,635,587 shares of common stock of Click Commerce, Inc. We will not receive any of the proceeds from the sale of the shares. We have agreed to pay for the expenses of the offering.

        This prospectus describes the general manner in which shares of common stock may be offered and sold by the selling stockholders. If necessary, the specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus.

        Our common stock is quoted on the NASDAQ National Market under the symbol "CKCM". The last reported sale price of common stock on March 23, 2005 was $13.48 per share.

        See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated [                                    ], 2005.

IMPORTANT NOTICE TO READERS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, using a "shelf" registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer shares of our common stock owned by them. Each time the selling stockholders offer common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus and, if applicable, any supplement hereto. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" for more information.

        We have not authorized anyone to provide you with information other than the information contained or incorporated by reference as set forth under "Incorporation of Certain Documents by Reference". The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the Securities and Exchange Commission (the "SEC").

CLICK COMMERCE

Overview

        Click Commerce, Inc ("the Company") is a leading supplier of collaborative commerce and compliance automation software and related services. Our other product lines implement similar software and service solutions to streamline and automate trading partner interactions, and research and grant compliance in major medical and other research facilities. Through our recent acquisition of Optum, Inc., the Company has expanded its product offerings to include supply chain and warehouse management software and related services. Each of our product lines applies technology to effect secure Internet communications as a replacement for handwritten forms, telephone and fax communications and less-efficient, more costly electronic data systems.

        Our customers use our software as they seek to optimize their business processes and strengthen their ties to their customers and partners. Our software applications help our customers:

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  coordinate and optimize business processes by providing visibility into partner activities and providing the tools for better management of tasks and processes

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  accelerate revenue by standardizing critical sales and order management processes and facilitating collaborative commerce among trading partners

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  lower costs by reducing manual touchpoints and processing times

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  increase brand loyalty by empowering partners to provide excellent service

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  comply with regulatory requirements by speeding application preparation, eliminating routine errors and alerting research teams to approaching deadlines

        Through its recent acquisitions, the Company has assembled products and services that suppliers can use to implement radio frequency identification (RFID)-enabled supply chain solutions. In mid-2004, the Company acquired bTrade, Inc. ("bTrade"), which provides data synchronization and secure communications solutions that are enabling technologies for RFID. In February 2005, the Company acquired Optum, Inc. ("Optum"), which provides supply chain execution and warehouse management solutions for multi-tiered supply chains and includes an RFID-ready demand fulfillment solution. With these two products, Click Commerce's clients can receive orders and other information from their customers that have implemented RFID initiatives and can run their warehouse and fulfillment operations using the same RFID information that their customers need to run their retail operations.

        The Company views the RFID market as important because major, industry-leading retail chains, including The Home Depot and Wal-Mart, have announced initiatives that will require all of their suppliers to become RFID-enabled in order to continue to do business with them. While the Company does not supply any of the RFID transmitting or receiving devices, the Company has RFID-enabling software that can process the data generated from such devices and integrate and communicate that data among the trading partners. The Company views companies needing to implement an overall RFID solution as important potential customers for its RFID-enabling software.

        Most of our historic sales have been for licenses of our software and related implementation and maintenance services, and in situations in which the Click Commerce application was hosted at a customer-owned facility and operated and maintained by the customer's own personnel. This software license model generally resulted in relatively lengthy sales cycles, significant integration and implementation challenges and expenses, and relatively large, but one-time, revenue recognition events for the Company.

        Today, while Click Commerce continues to sell product under the license model, it also provides all of its products on a hosted (or ASP—Application Service Provider) basis. Under this model, our software operates and is maintained on servers owned and monitored by Click Commerce and its personnel. While our software is still customized and integrated to our customers' needs, the implementation and integration requirements are substantially reduced. Under this approach, customers pay regular monthly subscription and hosting fees that are substantially less than the prior one-time license fees, but, overall, generally provide equivalent or greater revenue to the Company over the expected useful life of the application as compared to what the Company would have historically received under a one-time license arrangement. The Company also benefits from this model because lower up-front costs lessen customer approval and sales cycle delays, and the model generally results in greater predictability and consistency of the Company's revenues from period to period. The Company anticipates that its revenue model will continue to migrate towards the ASP model and away from one-time product licensing.

        More than 1,500 customers in the manufacturing, government, high technology, retail, financial services, healthcare and higher education industries utilize the Company's solutions. For example, the world's largest software company, Microsoft, manages its 12,000 member Certified Partner community, one of the largest partner portals in the world, with the Click Commerce channel management solution. Click Commerce is a preferred solutions provider for one of the world's largest retailers. Six of the top 10 medical research institutions in North America use the Company's compliance automation software including Johns Hopkins University, the University of Washington, and the University of Michigan.

        The Company was incorporated in Delaware in August of 1996 as Click Interactive, Inc., and we changed our name to Click Commerce, Inc. in December 1999. Our principal executive offices are located in Chicago, Illinois. We completed our initial public offering on June 30, 2000, and our common stock is listed on the NASDAQ National Market under the symbol "CKCM." As used herein, Click Commerce includes Click Commerce, Inc. and its wholly-owned subsidiaries. Additional information about Click Commerce is available on our website at www.clickcommerce.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge through our website.

Channel Management Solutions

        The Click Commerce channel management solution offers an integrated channel management and collaborative e-commerce solution. It has over 35 software components that automate communication and business processes across distribution channels. The Company's software can be personalized to each individual user, accommodating, for example, each user's language, time zone and currency preferences. Supported channel business processes include:

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  Partner recruitment and profiling

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  Lead management and distribution

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  Price and quotation management

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  Integrated quote-to-order and lead-to-order

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  Guided selling and product configuration

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  Monitor and track warranty claims and returns

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  Training and certification

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  Assist in channel forecasting

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  Point-of-sale analysis

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  Marketing funds management

        With the Click Commerce channel management solution, companies can gain a better understanding of who their partners are, what they sell, where they sell and to whom they sell. Armed with this knowledge, companies can more easily identify gaps in their partner coverage and then target, qualify and recruit the new partners they need to fill these gaps and build their businesses. Key customers include Microsoft, Delphi, Samsung and Tellabs.

Compliance Automation

        Click Commerce helps healthcare and higher education institutions improve response time and accuracy of approval processes by connecting research departments through administrative Extranets. The software transforms labor-intensive review and approval processes into more easily navigated, flexible sequences of workflow steps.

        The Company's GCE (Grants and Contracts Extranet) can streamline grant and research proposal activities across the entire research enterprise by replacing existing paper based processes with state-of-the-art Internet software. Through the Click Commerce IACUC (Institutional Animal Care and Use Committees) Extranet, animal researchers and compliance committees can speed application preparation, eliminate routine errors and alert research teams to approaching deadlines.

        The Click Commerce IRB (Institutional Review Board) Extranet can simplify biomedical and behavioral research studies by eliminating routing time, assembling applications with fewer errors, and providing project visibility to team members on campus or in other organizations on a when needed basis.

        Key customers include six of the top 10 research institutions in North America, including Johns Hopkins University, the University of Washington, and the University of Michigan.

Supply Chain Execution

        Click Commerce's supply chain execution solutions enable supply network communications, coordinate business processes and services, and optimize supply chain functions. The Company's flexible solutions are designed to function independently of one another, or in tandem for customized enterprise network environments. These solutions include:

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  Supplier Enablement—These solutions provide a platform for companies and their trading partners to move beyond simple "information sharing," to create collaborative execution networks to improve profitability and reduce working capital, while driving improved customer satisfaction.

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  Fulfillment Coordination—These solutions allow companies to better manage information and materials as they flow across multi-tier supply chain networks, proactively controlling the fulfillment process from order inception to final delivery.

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  Service Logistics—These solutions provide companies with the visibility and control required to synchronize service logistics processes, helping to better manage information and materials as they flow across multi-tier service networks.

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  Reverse Logistics—These solutions allow companies to better manage information and materials as they flow across multi-tier returns networks; controlling returns, services, and replacement fulfillment process lifecycles, from inception to conclusion.

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  Shipment Execution—These solutions optimize shipping processes through effective rate-shopping, continuous consolidation, automated manifesting, and post-shipment track & trace.

        Each solution includes Click Commerce's rapid integration platform, best business practice methods, and a supply chain intelligence dashboard. Key customers include Avnet Electronics, Bausch & Lomb, Eagle Global Logistics, Home Shopping Network, NCR, and Pier 1 Imports.

  Warehouse Management

        The Click Commerce WES (Warehouse Execution Solution) addresses the complexities of warehouse environments. As the supply chain continues to increase in complexity—both within the warehouse and across the extended distribution network—companies seek distribution processes and infrastructure that cost-effectively support evolving business needs. This solution supports a wide range of requirements and logistics network configurations to bring advantages such as:

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  Streamlined warehouse processes

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  Enhanced customer satisfaction and retention

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  Reduction in lag times at each step in the warehouse process

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  Extended control beyond the warehouse into the yard

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  Deployment of cost-effective, process-appropriate Warehouse Execution Solutions across an extended distribution network

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  Support of multi-tier collaborative inventory management programs

        Key customers include Invacare, Dillen, Robertson Marketing, Lucent and Reflect.com.

  Data Synchronization

        The Company's data synchronization and secure communications solutions allow companies to easily communicate vital business information with their trading partner community via the Internet.

        Data synchronization is an industry-wide retail initiative that requires manufacturers and suppliers to "sync" product information with their retailer customers. The Click Commerce Data Sync application is an enabling technology for RFID.

        The Company's secure communications solutions can enable businesses of all sizes to manage their business-to-business communications on a secure, reliable and highly scalable platform.

        The Click Commerce TDNgine application provides an enterprise managed file transfer solution for large trading communities and supports value added network (VAN) connections simultaneously in real-time. All communications that originate from the Global Registry, the global manufacturing code characterization registry, are carried by the TDNgine software. The Click Commerce TDAccess solution was designed for smaller companies with fewer trading partners. Both solutions support AS1, AS2, AS3 and secure FTP.

        Key customers include FedEx, American Honda Finance, Deutsche Bank, UCCnet, Interstate Batteries, Citgo Petroleum and Ann Taylor.

RISK FACTORS

Risks Related to Our Business

Acquisitions or investments in other technology companies or related businesses may disrupt or otherwise have a negative impact on our business and dilute shareholder value.

        We have and may continue to acquire or make investments in complementary businesses, technologies, services or products, or enter into relationships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions and negotiations with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in these discussions and negotiations in the ordinary course of our business. We may not identify suitable acquisition, investment or relationship candidates, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would dilute the ownership interests of the holders of our common stock.

We are dependent on the success of our suite of applications and related services for our success.

        To date, substantially all of our revenues have been attributable to sales of licenses and related services, consisting of hosting, site administration, implementation, integration with a customer's existing back-office computer systems and maintenance and support of our software products. We currently expect our suite of applications and related services to account for a substantial portion of our future revenues. Accordingly, factors adversely affecting the pricing of or demand for our suite of applications, such as competition or technological change, could have a material adverse effect on our business, financial condition, and operating results. Our future financial performance will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our suite of applications and of new products and services we develop or acquire. We can provide no assurance that we will be successful in upgrading and continuing to market our suite of applications or that we will successfully develop or acquire new products and services or that any new products and services will achieve market acceptance.

Our business is subject to quarterly fluctuations in operating results, which may negatively impact the price of our common stock.

        While our growing base of recurring maintenance, hosting and subscription revenues provides revenues which are more predictable than sales of software licenses and related implementation services, we still stay significant revenues that are not recurring or accurately predictable in succeeding quarters. Our quarterly operating results have varied significantly in the past, and we expect that they will continue to vary significantly from quarter to quarter in the future due to variations in sales of software licenses and related implementation services. We have difficulty predicting the volume and timing of contracts, and short delays in closing contracts or in implementation of products can cause our operating results to fall substantially short of anticipated levels for any particular quarter. This is, in part, due to the fact that our products tend to have long sales cycles, which makes it difficult to predict the periods in which we will recognize revenue and may cause operating results to vary significantly. As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and are not a reliable predictor of our future performance. We may not be successful in generating and sustaining recurring revenue streams to offset the above effects.

        In addition, we regularly incur expenses to develop products and service offerings ancillary to our existing line of products and services. These expenses are variable and may affect our earnings and may result in losses in particular quarterly or annual periods.

        If we are unable to complete a substantial number of sales contracts when anticipated or experience delays in the process or problems with satisfying contract terms, we may have to defer or withhold recognition of revenue, causing our quarterly results to fluctuate and fall below anticipated levels. For contracts in which revenue is recognized using the percentage-of-completion method, we may not be able to recognize all or a portion of the revenue because milestones were not achieved or the level of hours incurred fell short of expectations. If we are unable to complete one or more substantial anticipated license sales or experience problems with satisfying contract terms required for revenue recognition in a particular quarter, we may not be able to recognize revenue when anticipated. We may, nonetheless, recognize marketing and other expenses, causing our quarterly results to fluctuate and fall below anticipated levels.

        For all of these reasons, in some future quarters or years our operating results may be below the expectations of investors, which could cause volatility or a decline in the price of our common stock.

We have incurred net losses for four of the past five fiscal years and we may experience losses in the future, which could cause the market price of our stock to decline.

        Although we achieved profitability for the second half of 2003 and fiscal year 2004, we can provide no assurance that we will maintain profitability for each quarter in 2005 or for fiscal year 2005. If we are profitable in fiscal year 2005, we may not sustain or increase profitability in the future. If we do not maintain profitability levels expected by investors, the market price of our common stock will likely decline.

An economic slowdown, particularly in information technology, may adversely impact our business.

        Our business has been adversely impacted by past economic slowdowns that resulted in a decline in information technology spending by our customers and potential customers. The adverse impacts from an economic slowdown include longer sales cycles, lower average selling prices and reduced bookings and revenue. Any future economic slowdowns could adversely impact our business.

We license certain software from third parties.

        We license a small amount of software from third parties. These third party software licenses may not continue to be available to us on acceptable terms. The loss of, or inability to maintain, any of these software licenses could result in shipment delays or reductions in revenue. This could adversely affect our business, operating results and financial condition.

We will not be able to achieve desired growth in our business if we cannot increase our direct and indirect sales channels.

        Our products and services require a sophisticated sales effort targeted at several people within our prospective clients' organizations. We believe that our future success is dependent upon developing more economical sales efforts which may include establishing strategic relationships with third parties. We cannot be sure that we will be successful in achieving these economies in our direct or indirect sales or in establishing these desired relationships or that these third parties will devote adequate resources or have the technical and other sales capabilities to sell our products. The failure to achieve expected sales could adversely effect the market price of our common stock.

We face competition and may face future competition.

        The market for software products and services that enable business-to-business e-commerce is intensely competitive, highly fragmented and rapidly changing. There are relatively few barriers to entry in the channel management market. We expect competition to persist and intensify, which could result in our losing market share or lowering our prices.

Some of our competitors have advantages over us.

        Some of our existing competitors, as well as potential future competitors, have longer operating histories in markets related to ours, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than our Company. These advantages may allow them to respond more quickly and effectively to new or emerging technologies and changes in customer requirements. It may also allow them to engage in more extensive research and development, undertake farther-reaching marketing campaigns, adopt more aggressive pricing policies, implement their products and services more rapidly, and make more attractive offers to potential employees and other business associates. One or more of these companies could adopt a different business strategy for achieving profitability, which could allow them to charge fees that are lower than ours, in order to attract clients. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our current and prospective clients.

Our chief executive officer is critical to our business.

        Our future success largely depends upon the continued service of our chief executive officer. The services of Michael W. Ferro, Jr., our founder, chairman of the board of directors and chief executive officer would be difficult to replace.

If we fail to protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

        Our success depends significantly upon our proprietary technology. We have a limited number of patents, and no plans to initiate applications for any new patents. Unauthorized parties could copy aspects of our products or services or obtain and use information that we regard as proprietary. Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop similar technology or duplicate our products or our other intellectual property rights. Our failure to protect our proprietary rights adequately, or our competitors' successful duplication of our technology, could negatively affect our operating results and cause the price of our common stock to decline.

        In addition, we have agreed, and may agree in the future, to indemnify certain of our customers against claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers could be required to obtain one or more licenses from third parties. We or our customers may be unable to obtain necessary licenses from third parties at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any such required licenses could harm our business, operating results and financial condition.

Litigation over intellectual property rights could disrupt or otherwise have a negative impact on our business.

        There has been frequent litigation in the computer industry regarding intellectual property rights. Third parties may make claims of infringement by us with respect to current or future products, trademarks or other proprietary rights. These claims could be time-consuming, result in costly litigation, divert management's attention, cause product release or service delays, require us to redesign our products or services or require us to enter into costly royalty or licensing agreements. Any of these events could have a material and adverse effect on our financial condition and results of operations.

If we become subject to product liability litigation, it could be costly and time consuming to defend.

        Since our products are used for company-wide, integral computer applications with significant potential impact on our customers' sales of their products, any errors, defects or other performance problems with our products could result in financial or other loss for our customers. Although we have contractual limits to our liability, product liability litigation would be time consuming and costly to defend, even if we are successful.

We have disclosed pro forma financial information.

        We prepare and release quarterly unaudited financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). We also have disclosed and discussed certain pro forma financial information in certain previous earnings releases and related investor conference calls. This pro forma financial information excluded certain non-cash charges, consisting primarily of amortization of stock-based compensation, restructuring charges, accretion related to preferred stock and income tax expense or benefit. Disclosure of pro forma results of operations was also required in relation to our acquisitions of Allegis, Webridge and bTrade to present certain results as if these acquisitions had occurred at the beginning of the related reporting periods presented. Although we believe the disclosure of pro forma information may have helped investors more meaningfully evaluate the results of our ongoing operations and although we provided a reconciliation of the pro forma information to our GAAP financial statements, we urge investors to carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and our quarterly earnings releases and compare that GAAP financial information with the pro forma financial results previously disclosed in the related earnings releases and investor calls.

We returned a substantial amount of our cash to our shareholders which may impact our capital structure and future operations.

        On June 4, 2003, we issued a special one-time dividend of $2.50 per share to our shareholders. This distribution totaled over $20 million and reduced the Company's cash resources at that time to approximately $10 million. With lower cash reserves, unexpected losses or unanticipated investment needs could result in short-term liquidity issues.

Integration of recent acquisitions may result in a significant use of capital.

        Our recent acquisitions have required various expenditures and the assumption of indebtedness. Integration of these acquisitions may result in further cash outlays.

Risks Related to Our Industry

We are highly dependent on the acceptance and effectiveness of the Internet as a medium for business-to-business commerce.

        Our future revenues and the success of a number of our products and services are dependent in large part on an increase in the use of the Internet for business-to-business commerce. The failure of the Internet to continue to develop as a commercial or business medium could harm our business, operating results and financial condition. The acceptance and use of the Internet for business-to-business e-commerce could be limited by a number of factors, such as the growth and the use of the Internet in general, the threat of illegal activity that causes performance degradations at unprotected sites across the Internet, the relative ease of conducting business on the Internet, the efficiencies and improvements that conducting commerce on the Internet provides, concerns about transaction security and taxation of transactions on the Internet.

We depend on the speed and reliability of the Internet.

        The growth in Internet traffic has occasionally caused periods of decreased performance. If Internet usage continues to grow rapidly, its infrastructure may not be able to support these demands and its performance and reliability may decline. Decreased performance at some unprotected Internet sites has also been attributed to illegal attacks by third parties. If outages or delays on the Internet occur more frequently or businesses are not able to protect themselves adequately from such illegal attacks, business-to-business e-commerce could grow more slowly or decline, which might reduce demand for our software products and services. The ability of our products to satisfy our customers' needs is ultimately limited by, and depends upon, the speed and reliability of the Internet. Consequently, the emergence and growth of the market for our software products and services depends upon improvements being made to the entire Internet to improve security and alleviate overloading and congestion. If these improvements are not made, the ability of our customers to benefit from our products and services will be hindered, and our business, operating results and financial condition could suffer.

Increased security risks of the Internet may deter future use of our software products and services.

        A fundamental requirement of Internet-based, business-to-business software is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments might result in a compromise or a breach of the security features contained in our software or the algorithms used by our customers and their business partners to protect content and transactions on Internet e-commerce marketplaces or proprietary information in our customers' and their business partners' databases. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in our customers' and their business partners' operations. Our customers and their business partners may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, reducing the demand for our software products and services. Further, a well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of our software to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm our business, operating results and financial condition.

Internet-related laws could adversely affect our business.

        Regulation of the Internet is largely unsettled. The adoption of laws, regulations or taxes that increase the costs or administrative burdens of doing business using the Internet could cause companies to seek an alternative means of transacting business. If the adoption of new Internet laws, regulations or taxes causes companies to seek alternative methods for conducting business, the demand for our software products and services could decrease and our business could be adversely affected.

FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference herein, contain forward-looking statements that are based on current expectations, estimates and projections. Words such as "anticipates", "believes", "continues", "estimates", "expects", "forecasts", "goal", "intends", "may", "opportunity", "plans", "potential", "project", "should", "seeks", "targets" and "will", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the common stock offered under this prospectus.

DIVIDEND POLICY

        On May 1, 2003, we announced that our Board of Directors had declared a special cash dividend in the amount of $2.50 per share of our common stock ("Special Dividend"). The Special Dividend was paid on June 4, 2003 to stockholders of record as of May 20, 2003. As of May 20, 2003, we had 8,136,643 shares of common stock outstanding, which resulted in a total Special Dividend payment of $20,342,000. Previous to the declaration and payment of the Special Dividend, we had never declared or paid any cash dividends on our common stock. We currently intend to retain earnings, if any, to support our growth strategy and do not anticipate paying further cash dividends in the foreseeable future.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share.

        The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws and to Delaware corporate law. We refer in this section to our amended and restated certificate of incorporation as our "Certificate" and we refer to our amended and restated by-laws as our "Bylaws."

Common Stock

        Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. Holders of common stock are entitled to receive dividends as may from time to time be declared by our Board of Directors out of funds legally available therefore. Except for the special dividend described herein, we have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. In the event of a liquidation, dissolution or winding up of Click Commerce, holders of common stock are entitled to share equally and ratably in the assets of Click Commerce, if any, remaining after the payment of all our liabilities and the liquidation preference of any then outstanding class or series of preferred stock. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Undesignated Preferred Stock

        Our Board of Directors is authorized, without further Stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, dividend rates, and any qualifications, limitations or restrictions of the shares of any series thereof, including the dividend rates, conversion rights or restrictions of the shares of any series thereof, including the dividend rights dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. The issuance of preferred stock by our Board of Directors could adversely affect the rights of holders of common stock. Immediately after this offering, the will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock. See "—Anti-Takeover Effects of Delaware Law and our Certificate and Bylaws."

Listing

        Our common stock is listed on the NASDAQ National Market under the symbol "CKCM". The shares of common stock being offered in this prospectus have been approved for listing, subject to official notice of issuance.

Anti-Takeover Effects of Delaware Law and Our Certificate and Bylaws

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended, or DGCL. Subject to a number of exceptions, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained status as an interested stockholder with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to our Company and, accordingly, may discourage attempts to acquire us.

        In addition, a number of provisions of the Certificate and Bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

        Board of Directors Vacancies; Classified Board.    Our Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Certificate also authorizes our Board of Directors to fill vacant directorships or increase the size of the Board of Directors. These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by removal with its own nominees.

        Stockholder Action; Special Meeting of Stockholders.    The Certificate and Bylaws provide that stockholders may not take action by written consent, but only at a duly called annual or special meeting of stockholders. The Certificate and Bylaws further provide that special meetings of stockholders of our Company may be called only by the Chairman of the Board of Directors or a majority of the Board of Directors or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Bylaws of the Company, include the power to call such meetings.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to the secretary at our principal executive offices not less than 120 days prior to the first anniversary of the date the corporation's proxy statement was released to security holders in connection with the preceding year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal shall be received by the corporation no later than ten days following the day on which notice of the date of the meeting was mailed or public announcement of the date of the meeting was made, whichever comes first. In the case of a special meeting of stockholders, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of (1) 60 days prior to the special meeting of stockholders or (2) the close of business on the 10th day following the date on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The Bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

        Authorized But Unissued Shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the NASDAQ National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger or otherwise.

        The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. We have provisions in our Certificate and Bylaws that require a super-majority vote of the stockholders to amend, revise or repeal provisions that may have an anti-takeover effect.

Limitation of Liability and Indemnification

        The Certificate includes provisions to (1) eliminate the personal liability of our Directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and (2) indemnify our Directors and officers to the fullest extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary.

        We have entered into agreements to indemnify each of our Directors and some of our executive officers, in addition to the indemnification provided for in the Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the DGCL would permit indemnification.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

MATERIAL U.S. FEDERAL TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS

General

        The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. holder. Generally, for purposes of this discussion, a "Non-U.S. holder" is a beneficial owner of our common stock who or which is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, or a foreign estate or trust. In general, an individual is a non-resident alien individual with respect to a calendar year if he or she is not a United States citizen (and in certain circumstances is not a former United States citizen) and, with respect to such calendar year (i) has at no time had the privilege of residing permanently in the United States and (ii) is not present in the United States a specified number of days in the current year and the prior two years. Different rules apply for United States federal estate tax purposes. We refer you to "—Federal Estate Taxes" below.

        The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations promulgated under the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. The following discussion does not address aspects of United States federal taxation other than income and estate taxation, and does not address all aspects of United States federal income and estate taxation. The discussion does not consider any specific facts or circumstances that might apply to a particular Non-U.S. holder and does not address all aspects of United States federal income and estate tax law that might be relevant to a Non-U.S. holder subject to special treatment under the Code, for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or other pass-through entity. In addition, this discussion does not address state, local or non-United States tax consequences that might be relevant to a Non-U.S. holder, and does not address the applicability or effect of any specific tax treaty. Accordingly, prospective purchasers of our common stock are urged to consult their tax advisors regarding the United States federal, state and local tax consequences, as well as non-United States tax consequences, of acquiring, holding and disposing of shares of our common stock.

Dividends

        In general, if we were to make distributions with respect to our common stock, such distributions would be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution that is not a dividend will be applied in reduction of the Non-U.S. holder's basis in our common stock. To the extent the distribution exceeds such basis, the excess will be treated as gain from the disposition of our common stock.

        Subject to the discussion below, dividends paid to a Non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate. A lower rate may apply if the Non-U.S. holder is a qualified tax resident of a country with which the U.S. has an income tax treaty and if certain procedural requirements are satisfied by the Non-U.S. holder. A Non- U.S. holder generally will have to file IRS Form W-8BEN or successor form in order to be eligible to claim the benefits of a U.S. income tax treaty. Special rules may apply in the case of dividends paid to or through an account maintained outside the United States at a financial institution, for which certain documentary evidence procedures must be followed.

        Withholding generally will not apply in respect of dividends if (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. holder within the United States or (ii) a tax treaty applies, the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and are attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed) maintained by the Non-U.S. holder. To claim relief from withholding on this basis, a Non-U.S. Holder generally must file IRS Form W-8ECI or successor form, with the payor of the dividend.

        Dividends received by a Non-U.S. holder that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are effectively connected with the conduct of a trade or business within the United States and attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed), are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such dividends received by a Non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A Non-U.S. holder eligible for a reduced rate of withholding of United States federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

        A Non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, or other disposition of our common stock (including a redemption of our common stock treated as a sale for federal income tax purposes) unless (i) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. holder, (ii) the Non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and either the individual has a "tax home" in the United States or the sale is attributable to an office or other fixed place of business maintained by the individual in the United States, (iii) the Non-U.S. holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including former citizens or residents of the United States), or (iv) we are or have been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period ending on the date of disposition or the Non-U.S. holder's holding period and certain other conditions are met. We do not believe that we are, or are likely to become, a "United States real property holding corporation".

        The 183-day rule summarized above applies only in limited circumstances because generally an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition will be treated as a resident for United States federal income tax purposes and therefore will be subject to United States federal income tax at graduated rates applicable to individuals who are United States persons for such purposes.

        Non-U.S. holders should consult applicable tax treaties, which may result in United States federal income tax treatment on the sale, exchange or other disposition of the common stock different from that described above.

Backup Withholding Tax and Information Reporting

        We must report annually to the IRS and to each Non-U.S. holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

        A Non-U.S. holder of common stock that fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor in accordance with applicable U.S. Treasury regulations may be subject to information reporting and backup withholding on payments of dividends. The rate of backup withholding is currently 28%. Backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless certification requirements are established or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person.

        The payment of proceeds from the disposition of common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker that is not a "U.S. related person" will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is a foreign person with one or more enumerated relationships with the United States.

        In the case of the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. holder and the broker has no knowledge to the contrary.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. holder will be allowed as a refund or a credit against such Non-U.S. holder's U.S. federal income tax liability provided the requisite procedures are followed.

Federal Estate Taxes

        An individual Non-U.S. holder who is treated as the owner of our common stock at the time of his death generally will be required to include the value of such common stock in his gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax on such value, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a "Non-U.S. holder" is an individual who is neither a citizen nor a domiciliary of the United States. In general, an individual acquires a domicile in the United States for United States estate tax purposes by living in the United States, for even a brief period of time, with the intention of remaining in the United States indefinitely.

SELLING STOCKHOLDERS

        The following table sets forth the name of each selling stockholder and:

  •
  the maximum number of shares of our common stock that may be beneficially owned by each selling stockholder upon issuance pursuant to the terms of the Agreement and Plan of Merger, dated February 7, 2005, among Click Commerce, Inc., OPT Acquisition Inc., David Simbari, as representative, and Optum, Inc. and the Asset Purchase Agreement, dated February 2, 2005, between CWV Acquisition Corp. and ChannelWave, Inc.; and

  •
  the amount and percentage of our common stock to be beneficially owned by each selling stockholder assuming the sale of all shares of common stock that the selling stockholder may sell under this prospectus.

        The following table is based on information supplied to us by the selling stockholders. We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, except to the extent authority is shared by spouses under applicable law. The table lists applicable percentage ownership based on 11,370,924 shares outstanding.

Stockholder	Number of Shares of Common Stock Beneficially Owned Before the Offering	Percentage Ownership	Maximum Number of Shares of Common Stock Offered	Number of Shares of Common Stock Beneficially Owned After the Sale of the Maximum Number of Shares
Cornerstone Equity Investors IV, L.P.(1)	401,951	3.53%	401,951	0
UBS Capital Americas II, LLC(2)	340,387	2.99%	340,387	0
Commerce5, Inc.(3)	190,807	1.67%	190,807	0
Oak Investment Partners VII, LP(4)	184,421	1.62%	184,421	0
B.N. Reznik Holdings Limited Partnership(5)	81,018	*	81,018	0
B.N. Reznik Holdings Limited Partnership(6)	33,182	*	33,182	0
Copper, Matthew(7)	1,022	*	1,022	0
Davies, John(8)	1,383	*	1,383	0
Downer, John. A.(9)	746	*	746	0
Emerson, Peter	15,750	*	15,750	0
Finley, David(10)	746	*	746	0
Glickstein, David Trustee of the Golub Family Trust for Gabriella(11)	1,171	*	1,171	0
Glickstein, David Trustee of the Golub Family Trust for Lee(12)	1,171	*	1,171	0
Glickstein, David Trustee of the Golub Family Trust for Paula(13)	1,171	*	1,171	0
Glickstein, David Trustee of the Golub Family Trust for Sheila(14)	1,171	*	1,171	0
Golub, Eugene Revocable Trust(15)	1,562	*	1,562	0
Grun, Bill(16)	5,530	*	5,530	0
Harker, Peter(17)	2,083	*	2,083	0
Hart, Kevin(18)	6,076	*	6,076	0
Heidelberger, Chris	19,250	*	19,250	0
Imprimis SB LP(19)	9,552	*	9,552	0
InSight Capital Partners(Cayman) II, LP(20)	9,624	*	9,624	0
Insight Capital Partners II, LP(21)	86,615	*	86,615	0
Insight Venture Partners I, LP(22)	12,443	*	12,443	0
Integral Capital Partners III, LP(23)	97,114	*	97,114	0
Integral Capital Partners International III, LP(24)	23,673	*	23,673	0
K&E Investment Partners, LLC-2000 DIF(25)	5,346	*	5,346	0
Lapko, Nick(26)	2,083	*	2,083	0

Ng, Allan Poh Meng(27)	1,719	*	1,719	0
Oak VII Affiliates Fund LP(28)	3,223	*	3,223	0
Randolph Street Partners III Twenty-Second Venture(29)	2,693	*	2,693	0
Satterthwaite, Hank(30)	746	*	746	0
Simbari, David(31)	11,285	*	11,285	0
Smith, Rick(32)	746	*	746	0
Sturim, Robert(33)	1,736	*	1,736	0
Symbol Technologies(34)	4,151	*	4,151	0
Thean, Heng Sim(35)	4,929	*	4,929	0
V3 Systems, Inc.(36)	36,997	*	36,997	0
Wexford Insight LLC(37)	16,762	*	16,762	0
WI Software Investors, LLC(38)	9,552	*	9,552	0

*
Denotes that the selling stockholder owns less than 1% of our common stock prior to the offering. No selling stockholder owns or will own more than 1% of our common stock after the offering.

(1)
Includes 80,390 shares currently held in escrow pursuant to the Optum Merger Agreement. The General Partner of Cornerstone Equity Investors IV, LP ("CEI IV, LP") is Cornerstone IV, L.L.C. The managing members of Cornerstone IV, L.L.C. are Dan J. O'Brien, Robert A. Knox and Mark Rossi, each of whom may consequently be deemed to have shared voting and dispositive power over securities held by CEI IV, LP.

(2)
Includes 68,077 shares currently held in escrow pursuant to the Optum Merger Agreement.

(3)
Includes 29,033 shares currently held in escrow pursuant to the ChannelWave Asset Purchase Agreement.

(4)
Includes 36,884 shares currently held in escrow pursuant to the Optum Merger Agreement.

(5)
Includes 16,204 shares currently held in escrow pursuant to the Optum Merger Agreement.

(6)
Includes 6,636 shares currently held in escrow pursuant to the Optum Merger Agreement.

(7)
Includes 204 shares currently held in escrow pursuant to the Optum Merger Agreement.

(8)
Includes 277 shares currently held in escrow pursuant to the Optum Merger Agreement.

(9)
Includes 149 shares currently held in escrow pursuant to the Optum Merger Agreement.

(10)
Includes 149 shares currently held in escrow pursuant to the Optum Merger Agreement.

(11)
Includes 234 shares currently held in escrow pursuant to the Optum Merger Agreement.

(12)
Includes 234 shares currently held in escrow pursuant to the Optum Merger Agreement.

(13)
Includes 234 shares currently held in escrow pursuant to the Optum Merger Agreement.

(14)
Includes 234 shares currently held in escrow pursuant to the Optum Merger Agreement

(15)
Includes 312 shares currently held in escrow pursuant to the Optum Merger Agreement.

(16)
Includes 1,106 shares currently held in escrow pursuant to the Optum Merger Agreement.

(17)
Includes 417 shares currently held in escrow pursuant to the Optum Merger Agreement.

(18)
Includes 1,215 shares currently held in escrow pursuant to the Optum Merger Agreement.

(19)
Includes 1,910 shares currently held in escrow pursuant to the Optum Merger Agreement.

(20)
Includes 1,925 shares currently held in escrow pursuant to the Optum Merger Agreement.

(21)
Includes 17,323 shares currently held in escrow pursuant to the Optum Merger Agreement.

(22)
Includes 2,489 shares currently held in escrow pursuant to the Optum Merger Agreement.

(23)
Includes 19,423 shares currently held in escrow pursuant to the Optum Merger Agreement.

(24)
Includes 4,735 shares currently held in escrow pursuant to the Optum Merger Agreement.

(25)
Includes 1,069 shares currently held in escrow pursuant to the Optum Merger Agreement.

(26)
Includes 417 shares currently held in escrow pursuant to the Optum Merger Agreement.

(27)
Includes 344 shares currently held in escrow pursuant to the Optum Merger Agreement.

(28)
Includes 645 shares currently held in escrow pursuant to the Optum Merger Agreement.

(29)
Includes 539 shares currently held in escrow pursuant to the Optum Merger Agreement.

(30)
Includes 149 shares currently held in escrow pursuant to the Optum Merger Agreement.

(31)
Includes 2,257 shares currently held in escrow pursuant to the Optum Merger Agreement.

(32)
Includes 149 shares currently held in escrow pursuant to the Optum Merger Agreement.

(33)
Includes 347 shares currently held in escrow pursuant to the Optum Merger Agreement.

(34)
Includes 830 shares currently held in escrow pursuant to the Optum Merger Agreement.

(35)
Includes 986 shares currently held in escrow pursuant to the Optum Merger Agreement.

(36)
Includes 7,399 shares currently held in escrow pursuant to the Optum Merger Agreement.

(37)
Includes 3,252 shares currently held in escrow pursuant to the Optum Merger Agreement.

(38)
Includes 1,910 shares currently held in escrow pursuant to the Optum Merger Agreement.

PLAN OF DISTRIBUTION

        The Selling Stockholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the shares of common stock covered by this prospectus. Registration of shares of common stock covered by this prospectus does not mean, however, that those shares of common stock necessarily will be offered or sold.

        The shares of common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

  •
  on the NASDAQ National Market (including through at the market offerings);

  •
  in the over-the-counter market;

  •
  in privately negotiated transactions;

  •
  through broker-dealers, who may act as agents or principals;

  •
  through one or more underwriters on a firm commitment or best-efforts basis;

  •
  in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  through put or call option transactions relating to the common stock;

  •
  directly to one or more purchasers;

  •
  through agents; or

  •
  in any combination of the above.

        In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

  •
  purchases of shares of the common stock by a broker-dealer as principal and resales of shares of the common stock by the broker-dealer for its account pursuant to this prospectus;

  •
  ordinary brokerage transactions; or

  •
  transactions in which the broker-dealer solicits purchasers on a best efforts basis.

        Neither we nor the selling stockholders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of shares of common stock covered by this prospectus. At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters' or agents' compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus or prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

        The selling stockholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities at the public offering price set forth in the revised prospectus or prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that the selling stockholders must pay for solicitation of these contracts will be described in a revised prospectus or prospectus supplement.

        In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

        Any underwriters, broker-dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Securities Act"), and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

        We estimate that the total expenses in connection with the offer and sale of shares of common stock pursuant to this prospectus, other than underwriting discounts and commissions, will be approximately $58 thousand, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We will pay these expenses.

        We and the selling stockholders may agree to indemnify underwriters, broker-dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker-dealers or agents may be required to make.

        Certain of the underwriters, broker-dealers or agents who may become involved in the sale of the shares of common stock covered by this prospectus may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

        Some of the shares of common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        You may read and copy materials that we have filed with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available on the Internet at the SEC's website at www.sec.gov.

        You may also request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

200 East Randolph Drive, 52nd Floor
Chicago, Illinois 60601
Attention: Investor Relations
(312)-482-9006

        Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Some of the information that you may want to consider in deciding whether to invest in the shares of common stock is not included in this prospectus, but rather is incorporated by reference to documents that we have filed with the SEC. This permits us to disclose important information to you by referring to those filings rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of this offering will update and may supersede the information contained in this prospectus and incorporated filings. We specifically incorporate by reference the following documents filed by us with the SEC:

  (1)
  Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 21, 2005.

  (2)
  Current Report on Form 8-K/A filed on February 4, 2005.

  (3)
  Current Report on Form 8-K filed on February 8, 2005.

  (4)
  Current Report on Form 8-K filed on February 10, 2005.

  (5)
  Current Report on Form 8-K/A filed on February 14, 2005.

  (6)
  Current Report on Form 8-K furnished on February 18, 2005.

        All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effectiveness of the registration statement, and all such documents filed prior to the termination of the offering to which this prospectus relates shall be deemed to be incorporated by reference.

        Any statement contained in this prospectus or any document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is also incorporated by reference into this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such statements are qualified in all respects by all of the provisions of such contract or other document. Information which is furnished but not filed with the SEC shall not be incorporated by reference in this prospectus.

LEGAL MATTERS

        McDermott Will & Emery LLP, Chicago, Illinois, will pass upon the validity of the shares of common stock offered hereby.

EXPERTS

        The consolidated financial statements of Click Commerce, Inc. as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and the consolidated financial statement schedule for the three-year period ended December 31, 2004, have been incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THIS PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses in connection with the sale and distribution of securities being registered, other than discounts, concessions and brokerage commissions.

SEC registration fee	$2,595.02
Legal fees and expenses	25,000.00	*
Accounting fees and expenses	15,000.00	*
Miscellaneous	15,000.00	*

Total	$57,595.02

*
Estimated

Item 15.    Indemnification of Directors and Officers

        Our Certificate in effect as of the date hereof provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), our Directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as Directors. Under the DGCL, our Directors have a fiduciary duty to us which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to us, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the Directors' responsibilities under any other laws, such as the Federal securities laws. We have obtained, and may continue to obtain, liability insurance for our officers and directors.

        Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of this corporation, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Item 16.    Exhibits

Exhibit	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of March 21, 2003, by and among Click Commerce, Inc., Allegis Acquisition, Inc., Allegis Acquisition of California, Inc. and Allegis Corporation (incorporated by reference to Exhibit 2.1 to Click Commerce, Inc.'s Form 8-K filed March 28, 2003).
2.2
Asset Purchase Agreement, dated as of March 17, 2004, by and among Click Commerce, Inc., Click West Coast Corp, Click-Webridge, Inc., and Webridge, Inc. (incorporated by reference to Exhibit 2.1 to Click Commerce, Inc.'s Form 8-K filed April 23, 2004).
2.3
First Amendment to Asset Purchase Agreement, dated as of March 30, 2004, by and among Click Commerce, Inc., Click West Coast Corp, Click-Webridge, Inc., and Webridge, Inc. (incorporated by reference to Exhibit 2.2 to Click Commerce, Inc.'s Form 8-K filed April 23, 2004).
2.4
Agreement and Plan of Merger, dated as of June 17, 2004, by and among the Click Commerce, Inc., Click Texas Corp, bTrade Acquisition Corp., bTrade, Inc. and certain stockholders of bTrade, Inc. (incorporated by reference to Exhibit 2.1 to Click Commerce, Inc.'s Form 8-K filed July 6, 2004).
2.5
Asset Purchase Agreement, dated February 2, 2005, between CWV Acquisition Corp. and ChannelWave, Inc. (incorporated by reference to Exhibit 99.1 to Click Commerce, Inc.'s Form 8-K filed February 8, 2005).
2.6
Agreement and Plan of Merger, dated February 7, 2005 by and among Click Commerce, Inc., OPT Acquisition Inc., David Simbari, as representative, and Optum, Inc. (incorporated by reference to Exhibit 99.1 to Click Commerce, Inc.'s Form 8-K filed February 10, 2005).
4.1
Specimen Common Stock Certificate of the Registrant (incorporated herein by reference to Exhibit 4.1 to Click Commerce, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 333-30564).
5.1	Opinion of McDermott Will & Emery LLP.*
23.1	Consent of KPMG LLP.
23.2	Consent of McDermott Will & Emery LLP (incorporated by reference into Exhibit 5.1).*
24.1	Power of Attorney (included on signature page of the Form S-3).

*
To be filed by amendment.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; Provided, however, that paragraphs 1 (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on March 24, 2005.

CLICK COMMERCE, INC.
By:	/s/ JUSTIN C. DEARBORN Justin C. Dearborn Vice President of Corporate Legal Affairs and Human Resources

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael W. Nelson and Justin C. Dearborn and each of them (each with full power to act alone), his or her true and lawful attorneys-in-fact and grants, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on March 24, 2005, by the following persons in the capacities indicated.

Name and Signatures	Title

/s/ MICHAEL W. FERRO, JR. Michael W. Ferro, Jr.	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ MICHAEL W. NELSON Michael W. Nelson	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ WILLIAM J. DEVERS, JR. William J. Devers, Jr.	Director
/s/ JUNE E. DREWRY June E. Drewry	Director

/s/ EMMANUEL A. KAMPOURIS Emmanuel A. Kampouris	Director
/s/ ANDREW J. MCKENNA Andrew J. McKenna	Director
/s/ JOHN F. SANDNER John F. Sandner	Director
/s/ SAMUEL K. SKINNER Samuel K. Skinner	Director
/s/ NEELE E. STEARNS, JR. Neele E. Stearns, Jr.	Director

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IMPORTANT NOTICE TO READERS
TABLE OF CONTENTS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN THIS PROSPECTUS
SIGNATURES